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04046592

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Concern Kalina

*CURRENT ADDRESS 80, Komsomolskaya St.
Yekaterinburg 620138
Russia

**FORMER NAME

PROCESSED
DEC 13 2004
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34847 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

PROCESSED
DEC 13 2004
THOMSON
FINANCIAL

OICF/BY: [signature]

DAT : 12/9/04

ARLS
12-31-02

OAO Concern "Kalina" and subsidiaries

Independent Auditors' Report

Consolidated Financial Statements
Years Ended December 31, 2002 and 2001

OAO CONCERN "KALINA" AND SUBSIDIARIES

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of OAO Concern "Kalina":

We have audited the accompanying consolidated balance sheets of OAO Concern "Kalina" and subsidiaries (the "Group") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express
an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides
a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

June 18, 2002

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(in US dollars and in thousands)

	Notes	2002	2001
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents		$ 908	$ 9,259
Accounts receivable, net	3	18,641	13,749
Advances to suppliers and prepaid expenses, net	4	7,693	4,034
Inventories	5, 10	38,036	37,290
Taxes recoverable	6	9,527	3,980
Investments	7	1,897	2,928
Deferred tax asset	12	1,508	-
Total current assets		78,210	71,240
PROPERTY, PLANT AND EQUIPMENT, net	8, 10	28,815	25,088
INTANGIBLE ASSETS, net		414	227
DEFERRED TAX ASSET	12	170	256
Total assets		$ 107,609	$ 96,811
COMMITMENTS AND CONTINGENCIES	16	-	-
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	9	$ 18,351	$ 20,329
Short-term debt	10	4,318	14,875
Accrued liabilities		1,738	979
Deferred tax liability	12	-	956
Taxes payable	6	10,108	10,196
Current portion of long-term debt	11	737	-
Total current liabilities		35,252	47,335
LONG-TERM DEBT	11	17,373	171
Total liabilities		52,625	47,506
MINORITY INTERESTS		157	191
STOCKHOLDERS' EQUITY:			
Capital stock	13	20,243	21,476
Additional paid in capital		1,233	-
Retained earnings		33,351	27,638
Total stockholders' equity		54,827	49,114
TOTAL LIABILITIES AND STOCKOLDERS' EQUITY		$ 107,609	$ 96,811

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(in US dollars and in thousands)

	Notes	2002	2001
NET SALES		$ 132,036	$ 130,831
COST OF SALES		80,231	85,160
GROSS PROFIT		51,805	45,671
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		34,333	30,066
OPERATING INCOME		17,472	15,605
OTHER INCOME/EXPENSES:			
Interest expenses, net		(4,344)	(2,159)
Foreign currency exchange (losses) gains, net		(2,069)	1,726
Other expenses, net		(1,102)	(1,504)
INCOME BEFORE MINORITY INTERESTS AND INCOME TAX EXPENSE		9,957	13,668
Minority interest		34	14
INCOME BEFORE INCOME TAX EXPENSE		9,991	13,682
INCOME TAX EXPENSE	12	3,752	4,999
NET INCOME		$ 6,239	$ 8,683

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(in US dollars and in thousands)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,239	$ 8,683
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,170	2,106
Minority interests	(34)	(14)
Loss on disposal of fixed assets	137	103
Gain on disposal and reversal of allowance on investments	-	(572)
Deferred tax benefit	(2,378)	(713)
Changes in operating assets and liabilities:		
Accounts receivable	(4,892)	2,762
Accounts payable and accruals	(695)	(7,745)
Inventories	(746)	(8,567)
Advances to suppliers and prepaid expenses	(3,659)	4,930
Taxes receivable	(5,547)	(3,064)
Taxes payable	(88)	161
Net cash used in operating activities	(9,493)	(1,930)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant, equipment and intangible assets	(6,247)	(9,872)
Proceeds from sale of fixed assets	28	131
Purchase of securities	(1,012)	(11,444)
Proceeds from sale of securities	2,044	9,205
Net cash used in investing activities	(5,187)	(11,980)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short-term debt	26,185	98,375
Repayment of short-term debt	(36,745)	(94,935)
Proceeds from long-term debt	17,415	2,358
Repayment of long-term debt	-	(2,214)
Proceeds from issue of stock	-	8,676
Purchase of treasury stock	-	(256)
Dividends declared and paid	(526)	(147)
Net cash provided by financing activities	6,329	11,857
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,351)	(2,053)
CASH AND CASH EQUIVALENTS, beginning of year	9,259	11,312
CASH AND CASH EQUIVALENTS, end of year	$ 908	$ 9,259
CASH PAID DURING THE PERIOD FOR:		
Income tax	5,456	7,042
Interest	4,179	2,094

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(in US dollars and in thousands)

	Capital stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance December 31, 2000	**$ 3,186**	**$ -**	**$ 28,972**	**$ 32,158**
Stock Issuance	612	8,064	-	8,676
Increase in par value of stock	17,934	(8,064)	(9,870)	-
Treasury stock acquired	(256)	-	-	(256)
Dividends declared	-	-	(147)	(147)
Net Income	-	-	8,683	8,683
Balance December 31, 2001	**$ 21,476**	**-**	**$ 27,638**	**$ 49,114**
Cancellation of treasury stock	(1,233)	1,233	-	-
Dividends declared	-	-	(526)	(526)
Net Income	-	-	6,239	6,239
Balance December 31, 2002	**$ 20,243**	**$ 1,233**	**$ 33,351**	**$ 54,827**

See notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

OAO Concern "Kalina" (hereinafter the "Company"), a Russian Open Joint Stock Company, was incorporated on December 12, 1992 as OAO "Uralskiye Samotsveti" under the laws of the Russian Federation ("RF") and renamed as OAO Concern "Kalina" on November 30, 1999. The consolidated financial statements presented herein include the financial statements of the Company, and its subsidiaries (hereinafter referred jointly as "Operating Subsidiaries" or separately as "Operating Subsidiary")

Operating subsidiary	Share of ownership	Place of incorporation	Principal activity
JSC Pallada Vostok	100%	Uzbekistan	Manufacturing
JSC Lola Atir Upa	56%	Uzbekistan	Manufacturing
JSC Alye Parusa	65%	Ukraine	Manufacturing
JSC Pallada Ukraina	100%	Ukraine	Trading
JSC Torzhok	100%	Ukraine	Trading
LLC Zavod Novoplast	100%	Russia	Manufacturing
Kalina Overseas Holding B.V.	100%	Netherlands	Trading

The Company and its Operating Subsidiaries (collectively referred to as the "Group") manufacture a wide range of perfume, cosmetics and household products for the CIS countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The accounts of the Company are prepared in accordance with RF accounting laws and accounting regulations in Russian roubles ("RUR") and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP"). The accounts of the Operating Subsidiaries are prepared in accordance with local laws and accounting regulations and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP").

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its operating subsidiaries after the elimination of significant intercompany transactions and balances.

Business Combinations – For business combinations that have been accounted for under the purchase method of accounting, the Company includes the results of operations of the acquired businesses from the date of acquisition. The excess of the fair value of identifiable tangible and intangible net assets acquired over the purchase price (negative goodwill) is used to reduce the fair values of non-current non-monetary assets acquired.

Use of estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses of the reporting period. Actual results could differ from those estimates.

Concentration of credit risk – Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The carrying amount of financial instruments, including cash and cash equivalents and short-term obligations, approximates fair value due to the short-term maturities of these instruments.

Foreign currency translation – The Group follows a translation policy in accordance with Statement on Financial Accounting Standards No. 52, "Foreign Currency Translation". Due to the hyperinflationary economies in the RF, Uzbekistan, the Group's reporting currency, US dollar, has been designated as the Group's functional currency. Accordingly, all foreign currency financial statements are translated into US dollars using the remeasurement method. Monetary assets and liabilities are translated into US dollars at the rate in effect as at the balance sheet date. Non-monetary balance sheet amounts are translated at the rate prevailing on the date of the transaction. Revenue and expenses are translated at the daily rates or at period average rates when such transactions occurred. Translation gains and losses are included in foreign currency exchange gains (net).

The Russian rouble, Uzbekistan soum and Ukraine hrivna are not fully convertible currencies outside of the territory of the RF, Uzbekistan and Ukraine, respectively. The translation of rouble, soum and hrivna denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company and its Operating Subsidiaries could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

Cash and cash equivalents – Includes cash on hand and bank deposits. Cash equivalents include financial instruments with a maturity of less than ninety days when purchased.

Accounts receivable – Accounts receivable are stated at their net realizable value after deducting a provision for doubtful accounts. Such provision reflects either specific cases or estimates based on evidence of recoverability.

Investments – Investments in marketable securities consist primarily of JSC "Zhirovoi Kombinat" (Ekaterinburg), which are not considered to be "trading" and, accordingly, are carried on the balance sheet at cost. Gains/losses from the sale of marketable securities have been recorded in earnings.

Inventories – Inventories are stated at the lower of cost, determined by the first in first out method for raw materials and weighted average for finished goods, or market value.

Property, plant and equipment – Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged using the straight-line method over the asset's estimated useful lives. When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. The cost of maintenance and repairs is charged to the statement of operations as incurred. Significant renewals and betterment, that extend an asset's estimated useful life, are capitalized.

The overall useful economic lives of the assets for depreciation purposes are as follows:

Description	Useful Life (years)
Buildings	50
Machinery and equipment	10-15
Vehicles	5
Office equipment and other assets	5

Property, plant and equipment held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may have been impaired. Management considers that no impairment has occurred relating to the Group's investments in property, plant and equipment as of December 31, 2002.

Treasury shares – Treasury shares are carried at cost as a reduction in share capital.

Sales recognition – Sales are recognized when products are shipped to the customer, net of discounts.

Income taxes – Income taxes payable have been computed in accordance with the laws of the RF, Ukraine and Uzbekistan. The Group accounts for deferred taxes on income using the asset and liability method wherein material deferred tax assets and liabilities are recognized based on the future consequences of temporary differences between the financial reporting carrying amounts and tax bases of assets and liabilities using the current enacted income tax rates.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following at December 31, 2002 and 2001 (in thousands):

	2002	2001
Accounts receivable – trade	$ 19,111	$ 14,507
Bad debt allowance	(470)	(758)
Total	**$ 18,641**	**$ 13,749**

4. ADVANCES TO SUPPLIERS AND PREPAID EXPENSES, NET

Advances to suppliers and prepaid expenses consisted of the following at December 31, 2002 and 2001 (in thousands):

	2002	2001
Advances to suppliers	$ 7,164	$ 3,981
Prepaid expenses	529	53
Total	**$ 7,693**	**$ 4,034**

5. INVENTORIES

Inventories consisted of the following at December 31, 2002 and 2001 (in thousands):

	2002	2001
Raw materials	$ 20,091	$ 19,536
Work in process	739	668
Finished goods	17,206	17,086
Total	**$ 38,036**	**$ 37,290**

As of December 31, 2002 and 2001 inventory amounts of $ 660,000 and $ 9,823,000 respectively were pledged as security for short-term loans. (See also note 10)

6. TAXES RECOVERABLE AND PAYABLE

Current taxes recoverable consisted of the following at December 31, 2002 and 2001 (in thousands):

	2002	2001
VAT	$ 9,527	$ 5,352
Allowance for unrecoverable VAT	-	(1,372)
Total	**$ 9,527**	**$ 3,980**

Current taxes payable consisted of the following at December 31, 2002 and 2001 (in thousands):

	2002	2001
Income tax	$ 3,554	$ 2,880
VAT	3,581	1,678
Road users tax	1,009	887
Other taxes	1,964	4,751
Total	**$ 10,108**	**$ 10,196**

7. INVESTMENTS

Investments consisted of the following at December 31, 2002 and 2001 (in thousands):

	2002	2001
Equity investments in JSC "Zhirovoi Kombinat" (Ekaterinburg) (EZhK) – 19.19%	$ 1,610	$ 1,610
Other short-term investments	287	1,318
Total	**$ 1,897**	**$ 2,928**

During 2001 the Company acquired 27.24% of JSC "Zhirovoi Kombinat" (Ekaterinburg) ("EZhK"). EZhK is a Ekaterinburg-based fat and fat-based food producer. The purchase was made through acquisition of small blocks of shares from different third party investors. The intent of the purchase was to consolidate a greater block of shares from small blocks and to sell it at a substantial profit to a strategic investor in the near future. 8.05% of these shares were sold to related party OOO "Souzspezstroy" realizing profit of $ 61,000. As a result at December 31, 2002 the Company owned 19.19% of the equity of the EZhK. The Company accounts for this investment at cost.
As of December 31, 2002 the whole portfolio of investments in EZhK held by the Company deemed for sale in 2003. The Company does not have or affect any significant control over business activities of EZhK.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at December 31, 2002 and 2001 (in thousands):

	2002	2001
Land	$ 429	$ 429
Buildings	23,056	19,399
Machinery and equipment	57,479	56,852
Vehicles	2,892	2,906
Office equipment and other assets	2,002	1,239
Construction in progress	5,863	7,309
Less: accumulated depreciation	(62,906)	(63,046)
Total	**$ 28,815**	**$ 25,088**

At December 31, 2001 fixed assets in the amount of $ 1,772,000 were used as a security to bank loans received. (See also note 10).

9. ACCOUNTS PAYABLE

Accounts payable consisted of the following at December 31, 2002 and 2001 (in thousands):

		2002		2001
Accounts payable – trade	$	16,135	$	18,518
Short-term promissory notes issued		-		669
Other payables		2,216		1,142
Total	$	**18,351**	$	**20,329**

Short-term promissory notes issued by the Company as of December 31, 2001 had maturities of less than 12 months and were interest free.

10. SHORT-TERM DEBT

Outstanding credit facilities of the Group as of December 31, 2002 and 2001 consisted of the following (in thousands):

	Interest rate		2002		2001
Alfa bank loan in RR	20%	$	3,186	$	2,157
CITI Bank loan in RR	23%		-		7,299
MMB loan in RR	23%		-		1,991
Syndicated loan in RR	23%		-		2,654
Other loans in RR, USD, SUM, Hrivna	19-23%		1,132		774
Total		$	**4,318**	$	**14,875**

At December 31, 2002 and 2001 these facilities were secured by the Company's finished goods and raw materials in the amount of $ 660,000 and $ 9,823,000 respectively and fixed assets in the amount of $ 1,772,000 as of December 31, 2001.

11. LONG-TERM DEBT

In 2001 and 2002 the Company made two issues of bonds. The par value of the first and the second issues was $ 3.33 and $ 31.44 per bond respectively. Maturity period of each issue was 2 years. Coupon income on bonds is accrued and paid quarterly at the rate of 80% of the official Central bank refinance rate.

		2002		2001
Uncollateralized RUR denominated corporate bonds				
Bonds – first issue (51,340)	$	171	$	171
Bonds – second issue (550,000)		17,295		-
Coupon income accrued as of December 31, 2002		523		-
Total bond liability		17,989		
Financing lease				
Long-term portion		78		-
Short-term portion		43		-
Total lease liability	$	121		-
Less current portion of long term debt		(737)		-
Total long-term debt (net of current portion)	$	17,373	$	171

In 2002 the Company signed contracts on financial leasing of production equipment. The lessor is LLC "Raiffeisen Leasing". The terms of lease are 36 months from the date of the equipment being placed into operations with an inferred interest rate of 13%. The net book value of the leased assets as of December 31, 2002 was $ 213,000, while lease payments in 2002 were $ 85,000.

Future minimum lease payments due under non-cancelable leases at 31 December 2002 are (in thousands):

Financing lease commitments as lessee:		
2003	$	242
2004		112
2005		112
Total minimum lease payments:		466
Less amount, representing interest		(51)
Present value of minimum lease payments	$	415

12. TAXES

Total tax expense consisted of the following at December 31, 2002 and 2001 (in thousands):

		2002		2001
Current tax expense	$	6,130	$	5,712
Deferred tax benefit		(2,378)		(713)
Total	$	**3,752**	$	**4,999**

The Group provides for current taxes based on the statutory financial statements maintained and prepared in local currencies and in accordance with local statutory regulations which differ significantly from US GAAP. The Group was subject to a tax rate of 24% and 35% in Russia, 30% and 30% in Ukraine, and 24% and 20% in Uzbekistan in years 2002 and 2001, respectively. The Russian enacted tax rate for 2002 is 24%, therefore deferred tax assets and liabilities as of December 31, 2001 have been measured using this enacted tax rate.

The recruitment and employment of handicapped people resulted in the Company receiving a tax credit of 50% of the current income tax expense in 2001.

The provision for income taxes is different from that which would be obtained by applying the statutory income tax rates to income before income taxes. Below is a reconciliation of theoretical income tax at 24% (35% in 2001) to the actual amount of tax expense recorded in the Group's statement of operations:

		2002		2001
Income tax expense at statutory rates	$	2,398	$	4,788
Adjustments due to:				
Change in enacted tax rate		-		(321)
Tax credit		-		(5,093)
Tax penalties		514		437
Permanent non-deductible differences		840		5,188
Income tax expense	$	3,752	$	4,999

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Current deferred tax assets / (liabilities):		
Accrued Expenses	$ 1,749	$ 65
Income from sales on accrual basis	-	(1,021)
Excess of financial over tax value of closing stock of work in progress and finished goods	(241)	-
	$ 1,508	$ (956)
Non-current deferred tax assets:		
Excess of financial over tax depreciation	$ 170	$ 256

13. CAPITAL STOCK

During the year ending December 31, 2001 additional 1,735,030 shares at par value of RUR 10 were issued and sold to the European Bank for Reconstruction and Development (EBRD) at $ 5 each. In December of 2001 the Group increased the par value of its shares from RUR 10 to RUR 70 per share.

As of December 31, 2002 and 2001 the Group had 8,364,908 and 9,020,701 (net of 655,793 treasury shares) authorised and issued ordinary shares at RUR 70 per share.

In 2002 the Company eliminated 655,793 treasury shares. The excess of the par value over purchase price of the treasury shares was written off to additional paid in capital.

The Company is owned 61.24% by an individual, 17.84% by EBRD and 20.92% by other shareholders.

14. RELATED PARTY TRANSACTIONS

The Company has two parties related by means of common control – OOO "Soyuzspezstroy" and OOO "Stroykomplektmontazh".

The Company did not have any accounts payable to related parties as of December 31, 2002 and 2001.

Receivables from related parties as of December 31, 2002 and 2001 were as follows (in thousands):

	2002	2001
OOO "Soyuzspezstroy"	$ 1,280	$ 1,000
Total	$ **1,280**	$ **1,000**

Purchases from related parties during 2002 and 2001 were as follows (in thousands):

	2002	2001
OOO "Soyuzspezstroy"		
Purchases of "Soyuzspezstroy" notes	$ 22	$ -
Purchase of the Company's shares (372,340 ordinary shares)	-	256
Purchase of services	352	100
OOO "Stroykomplektmontazh"		
Purchases of services (construction & repair)	-	1,280
Total	$ **374**	$ **1,636**

Sales to related parties for 2002 and 2001 were as follows (in thousands):

	2002	2001
OOO "Soyuzspezstroy"		
Sales of third party shares	$ -	$ 745
Total	$ -	$ **745**

15. POST RETIREMENT BENEFITS

Employees of the Group are beneficiaries of the RF, Ukraine and Uzbekistan state-administered defined contribution pension program. The Group remits a required percentage of the aggregate employees' salaries to the statutory Pension Funds. As at December 31, 2002 the Group was not liable for any supplementary pensions, post retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

16. COMMITMENTS AND CONTINGENCIES

Operating environment – The Company's principal business activities are within the Russian Federation and CIS countries. Laws and regulations affecting businesses operating in the Russian Federation and CIS countries are subject to rapid changes and the Company's assets and operations could be at risk due to negative changes in the political and business environment.

Tax environment – Due to the presence in Russian, Ukrainian and Uzbek commercial legislation, and tax legislation in particular, of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment of business activities, if a particular treatment based on Management's judgment of the Group's business activities was to be challenged by the tax authorities, the Group may by assessed additional taxes, penalties and interest. Tax years remain open to review by the tax authorities for three years.